January 3, 2012

Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Attention:  Melissa Rocha, Accounting Branch Chief

Re:  Staff Letter dated December 23, 2011; SEC File No. 000-5339

Dear Ms. Melissa Rocha:

This letter is to request an extension to January 18, 2012 for our response to your letter, dated December 23, 2011.  Please note that we have already updated our current address and telephone number in the EDGAR company profile and that we will file amendments to Forms 10-Q for fiscal quarters ended March 31, June 30 and September 30, 2011 to correct Exhibits 31.1 and 31.2 this week.  Therefore this extension request is only related to your requests related to our Form 10-K for the fiscal year ended December 31, 2010.

In connection with this response to the Staff comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings:
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission form taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding iniitaited by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jan E. Chason
Jan E. Chason
Chief Financial Officer